Aperion Biologics, Inc.

11969 Starcrest Drive

San Antonio, TX 78247

November 21, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Thomas Jones

Re:	Aperion Biologics, Inc.

Request to Withdraw Offering Statement on Form 1-A

Ladies and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, Aperion Biologics, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s offering statement on Form 1-A as amended, File No. 024-10482 (the “Offering Statement”). The reason for seeking withdrawal is that the Company does not believe market conditions permit a public offering at this time. No securities have been sold pursuant to the Offering Statement.

Sincerely,

APERION BIOLOGICS, INC.

By:	/s/ Anthony Viscogliosi
Anthony Viscogliosi
Chief Executive Officer